Filed by Rockwell Collins, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Filer: Rockwell Collins, Inc.

Subject Company: Rockwell Collins, Inc.

SEC File No.: 001-16445

Date: September 5, 2017

Sept. 4, 2017
Rockwell Collins managers,

This evening we announced an agreement whereby United Technologies Corp. will acquire Rockwell Collins and combine it with UTC Aerospace Systems, creating a new business — Collins Aerospace Systems. As I mentioned in my email earlier, we will join UTC’s other businesses, which include Pratt & Whitney, Otis and UTC Climate, Controls & Security.

This is a big step for our company and one that was not entered into lightly. I realize today’s announcement may spark a wide range of emotions from our employees. As a leader at Rockwell Collins, I’m counting on you to set an example for your team members. Please use the slide deck to your right and the talking points below to help them understand why this is the best move for our company.

As Collins Aerospace Systems, we will be able to better serve our customers in our rapidly evolving, competitive industry and drive more opportunities for growth. I also ask that you help your team remain focused on their work and upholding the strong reputation we have all built together. Keep in mind, it’s business as usual until this transaction closes, which is expected by the third quarter of calendar year 2018.

Moving forward, it’s understandable that you and your teams will have a lot of questions regarding this transaction. To help address those questions and keep you informed to the extent I am able, I plan to hold a global leader meeting in the near future.

Thank you for your support. I look forward to talking with all of you soon.

Kelly

Leader discussion points

Overview

•    United Technologies, based in Farmington, Connecticut, has more than $57 billion in annual adjusted net sales and more than 200,000 employees. Currently, their four major global businesses are: Otis, Pratt & Whitney, UTC Climate, Controls & Security and UTC Aerospace Systems.

•    UTC Aerospace Systems, based in Charlotte, North Carolina, provides electric systems, engine and environmental controls, wheels and brakes, landing gear and other aerospace systems.

•    Upon completion of the transaction, Rockwell Collins and UTC Aerospace Systems will be integrated to create a new business named Collins Aerospace Systems. Kelly Ortberg will be CEO of Collins Aerospace Systems.

•    Collins Aerospace Systems is expected to have about 70,000 employees and generate approximately $23 billion in revenue.

•    The combined company will be well positioned to meet rapidly evolving global customer demands, drive more opportunities for growth through enhanced innovation and systems capabilities, and create additional career opportunities for the vast majority of employees.

•    Since this deal is one of the biggest ever in the aerospace industry and involved public companies, our leadership team couldn’t talk about it before a public announcement was made.

Why UTC?

•    This acquisition is consistent with our Vision of being the most trusted source of aviation and high-integrity solutions in the world.

•    UTC’s values, strategies and culture are very similar to those of Rockwell Collins.

•    Like Rockwell Collins, UTC has strong positions in nearly all the market segments it serves, a reputation for innovation and attracts top talent in the industry.

•    UTC’s product offerings are highly complementary to our existing capabilities.

How does it align with our company’s overall strategy?

•    The combination will give us a greater breadth of innovative products and services, enabling us to better serve our customers and provide more value to our shareowners in a rapidly evolving and dynamic environment.

•    The new business will also enable us to invest in new innovations and provide more integrated product offerings for our commercial and military customers.

What does this transaction mean for employees?

•    This means that Rockwell Collins employees will be part of an even larger and stronger company.

•    UTC and Rockwell Collins will work to achieve $500 million dollars in cost synergies (including approximately $100M of unrealized synergies from our acquisition of B/E Aerospace) within the first four years of integration. Many of those synergies will come from supply chain improvements and the elimination of public company costs.

•    While there will be some headcount reductions, primarily at the corporate level, the vast majority of employees will not be impacted as a result of the acquisition. Our company will work closely with any potentially impacted employees, and as may be required by local laws, with any works councils or other employee representatives before any final decisions are made.

•    Until the transaction closes – estimated to be by the third quarter of calendar year 2018 – both Rockwell Collins and UTC will continue to operate as separate companies. In the meantime, we must remain focused on continuing to provide our customers with quality products and the highest level of service we’ve all built together.

# # #

Safe Harbor Statement

This communication contains statements, including statements regarding the proposed acquisition of Rockwell Collins by United Technologies, that are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to: the ability of Rockwell Collins and United Technologies to receive the required regulatory approvals for the proposed acquisition of Rockwell Collins by United Technologies (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and approval of Rockwell Collins’ shareowners and to satisfy the other conditions to the closing of the transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement; negative effects of the announcement or the consummation of the transaction on the market price of United Technologies’ and/or Rockwell Collins’ common stock and/or on their respective businesses, financial conditions, results of operations and financial performance; risks relating to the value of the United Technologies’ shares to be issued in the transaction, significant transaction costs and/or unknown liabilities; the possibility that the anticipated benefits from the proposed transaction cannot be realized in full or at all or may take longer to realize than expected; risks associated with contracts containing provisions that require third-party consent for a change of control or that otherwise may be triggered by the proposed transaction; risks associated with transaction-related litigation; the possibility that costs or difficulties related to the integration of Rockwell Collins’ operations with those of United Technologies will be greater than expected; the outcome of legally required consultation with employees, their works councils or other employee representatives; and the ability of Rockwell Collins and the combined company to retain and hire key personnel. There can be no assurance that the proposed acquisition or any other transaction described above will in fact be consummated in the manner described or at all. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, see the reports of United Technologies and Rockwell Collins on Forms 10-K, 10-Q and 8-K filed with or furnished to the SEC from time to time. These forward-looking statements are made only as of the date hereof and the company assumes no obligation to update any forward-looking statement.

Additional Information

In connection with the proposed transaction, United Technologies will file a registration statement on Form S-4, which will include a document that serves as a prospectus of United Technologies and a proxy statement of Rockwell Collins (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive proxy statement/prospectus will be sent to Rockwell Collins’ shareowners. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from United Technologies or Rockwell Collins. The documents filed by United Technologies with the SEC may be obtained free of charge at United Technologies’ website at www.utc.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from United Technologies by requesting them by mail at UTC Corporate Secretary, 10 Farm Springs Road, Farmington, CT, 06032, by telephone at 1-860-728-7870 or by email at corpsec@corphq.utc.com. The documents filed by Rockwell Collins with the SEC may be obtained free of charge at Rockwell Collins’ website at www.rockwellcollins.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Rockwell Collins by requesting them by mail at Investor Relations, 400 Collins Road NE, Cedar Rapids, Iowa 52498, or by telephoneat 1-319-295-7575.

Participants in the Solicitation

United Technologies and Rockwell Collins and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about United Technologies’ directors and executive officers is available in United Technologies’ proxy statement dated March 10, 2017, for its 2017 Annual Meeting of Shareowners. Information about Rockwell Collins’ directors and executive officers is available in Rockwell Collins’ proxy statement dated December 14, 2016, for its 2017 Annual Meeting of Shareowners and in Rockwell Collins’ Forms 8-K dated January 10, 2017 and April 13, 2017. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from United Technologies or Rockwell Collins as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

1 | © 2017 Rockwell Collins. All rights reserved. Proprietary Information. + Next major step in our company’s future

| © 2017 Rockwell Collins. All rights reserved. Proprietary Information.
Safe Harbor Statement
This presentation contains statements, including statements regarding the proposed acquisition of Rockwell Collins by United Technologies, that are forward-looking statements as defined in the Private Securities Litigation
Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to: the ability of Rockwell Collins and United Technologies to receive the required regulatory approvals for the proposed acquisition of Rockwell Collins by United Technologies (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and approval of Rockwell Collins' shareowners and to satisfy the other conditions to the closing of the transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement; negative effects of the announcement or the consummation of the transaction on the market price of United Technologies' and/or
Rockwell Collins' common stock and/or on their respective businesses, financial conditions, results of operations and financial performance; risks relating to the value of the United Technologies' shares to be issued in the transaction, significant transaction costs and/or unknown liabilities; the possibility that the anticipated benefits from the proposed transaction cannot be realized in full or at all or may take longer to realize than expected, including risks associated with contracts containing provisions that may be triggered by the proposed transaction; the possibility that costs or difficulties related to the integration of Rockwell Collins' operations with those of
United Technologies will be greater than expected; the outcome of legally required consultation with employees, their works councils or other employee representatives; and the ability of Rockwell Collins and the combined company to retain and hire key personnel. There can be no assurance that the proposed acquisition or any other transaction described above will in fact be consummated in the manner described or at all. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, see the reports of United Technologies and Rockwell Collins on Forms 10-K, 10-Q and 8-K
filed with or furnished to the SEC from time to time. These forward-looking statements are made only as of the date hereof and the company assumes no obligation to update any forward-looking statement.
Additional Information
In connection with the proposed transaction, United Technologies will file a registration statement on Form S-4, which will include a document that serves as a prospectus of United Technologies and a proxy statement of
Rockwell Collins (the "proxy statement/prospectus"), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY
STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive proxy statement/prospectus will be sent to Rockwell Collins’ shareowners. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC's website or from United
Technologies or Rockwell Collins. The documents filed by United Technologies with the SEC may be obtained free of charge at United Technologies' website at www.utc.com or at the SEC's website at www.sec.gov. These documents may also be obtained free of charge from United Technologies by requesting them by mail at UTC Corporate Secretary, 10 Farm Springs Road, Farmington, CT, 06032, by telephone at 1-860-728-7870 or by email at corpsec@corphq.utc.com. The documents filed by Rockwell Collins with the SEC may be obtained free of charge at Rockwell Collins' website at www.rockwellcollins.com or at the SEC's website at www.sec.gov. These documents may also be obtained free of charge from Rockwell Collins by requesting them by mail at Investor Relations, 400 Collins Road NE, Cedar Rapids, Iowa 52498, or by telephone at 1-319-295-7575.
Participants in the Solicitation
United Technologies and Rockwell Collins and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about United Technologies' directors and executive officers is available in United Technologies' proxy statement dated March 10, 2017, for its 2017 Annual Meeting of Shareowners.
Information about Rockwell Collins' directors and executive officers is available in Rockwell Collins' proxy statement dated December 14, 2016, for its 2017 Annual Meeting of Shareowners and in Rockwell Collins’ Forms 8-K
dated January 10, 2017 and April 13, 2017. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from United Technologies or Rockwell Collins as indicated above.
No Offer or Solicitation
This presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of
1933, as amended.

| © 2017 Rockwell Collins. All rights reserved. Proprietary Information.
The
agreement
•
Rockwell Collins and United Technologies Corp. (UTC)
have reached an agreement whereby UTC will acquire
Rockwell Collins and combine it with UTC Aerospace
Systems.
•
A
new business –
called Collins Aerospace Systems
–
will
be created.
•
It will have about 70,000 employees and generate
approximately $23 billion in revenue.
•
Kelly Ortberg
will assume the role of CEO, reporting
to Greg Hayes, chairman and CEO of UTC.
•
UTC will acquire Rockwell Collins for $93.33 per share in
cash and $46.67 in shares of UTC common stock for
each share of Rockwell Collins, subject to a 7.5% collar.
•
The transaction is expected to close by the third quarter
of calendar year 2018.

UTC Aerospace Systems
Sales: ~$14B

Pratt & Whitney
Sales: ~$15B

United Technologies
Sales: $57B

Otis
Sales: ~$12B

ReGen

UTC Climate, Controls & Security
Sales: ~$17B

Rockwell Collins

4 | © 2017 Rockwell Collins. All rights reserved. Proprietary Information. Who is UTC? ($ 2016)

5 | © 2017 Rockwell Collins. All rights reserved. Proprietary Information. Video: UTC’s brands, products and people

| © 2017 Rockwell Collins. All rights reserved. Proprietary Information.
Who is UTC Aerospace Systems?
•
One of the world’s largest suppliers
of technologically advanced
aerospace and defense products
•
Formed in 2012, by combining
Hamilton Sundstrand and Goodrich
•
40,000 employees
•
300,000 unique part numbers; 90
product lines
•
80+ global repair sites / distribution
centers

| © 2017 Rockwell Collins. All rights reserved. Proprietary Information.
Strategic
rationale for
merger
•
Establishes premier aerospace systems supplier
well-positioned to meet customer demands
•
Expanded R&D capabilities and investment to drive
best-in-industry innovation
•
World-class mechanical / electronics design and
software development capabilities
•
Broader and more capable field support network
•
Enables enhanced digital service offerings
•
Cost synergies of $500+ million expected by year 4

| © 2017 Rockwell Collins. All rights reserved. Proprietary Information.
Electric,
Environmental
&
Engine
Systems
Avionics
Seating
&
Interior
Systems
Information
Solutions
Landing
Systems
Sensors
&
Systems
Rockwell
Collins
core
capability
UTAS
core
capability
Aerostructures
(Nacelles)
Actuation
&
Propellers
Complementary combination

Pro Forma UTAS + Rockwell Collins (2017E)

Revenue By Segment	Revenue By Type	Revenue By Geography

Military
25%
75%
Commercial

Aftermarket
40%
60%
OEM

International
55%
45%
United States

Total Sales = ~$23B

9 | © 2017 Rockwell Collins. All rights reserved. Proprietary Information. Creates a world-class aero systems business

10 | © 2017 Rockwell Collins. All rights reserved. Proprietary Information. Next steps Shareowner approval Required regulatory approvals Estimated closing by third quarter of calendar year 2018

11 | © 2017 Rockwell Collins. All rights reserved. Proprietary Information. Q&A session

This is United Technologies. - https://www.youtube.com/watch?v=5hi4NULja_c

Making our world smarter…safer…more sustainable.

This is United Technologies.

Powering new possibilities with jet engines that are incredibly quiet and fuel efficient. Applying the same discipline to cool the world’s tallest buildings and keep the heart of urban life beating.

Helping to make food waste a thing of the past. And turning chaos into calm. We are entrusted with the world’s most important missions. It’s in our nature to advance. To redefine. This is what we do.

United Technologies.

Safe Harbor Statement

This communication contains statements, including statements regarding the proposed acquisition of Rockwell Collins by United Technologies, that are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to: the ability of Rockwell Collins and United Technologies to receive the required regulatory approvals for the proposed acquisition of Rockwell Collins by United Technologies (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and approval of Rockwell Collins’ shareowners and to satisfy the other conditions to the closing of the transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement; negative effects of the announcement or the consummation of the transaction on the market price of United Technologies’ and/or Rockwell Collins’ common stock and/or on their respective businesses, financial conditions, results of operations and financial performance; risks relating to the value of the United Technologies’ shares to be issued in the transaction, significant transaction costs and/or unknown liabilities; the possibility that the anticipated benefits from the proposed transaction cannot be realized in full or at all or may take longer to realize than expected; risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction; risks associated with transaction-related litigation; the possibility that costs or difficulties related to the integration of Rockwell Collins’ operations with those of United Technologies will be greater than expected; the outcome of legally required consultation with employees, their works councils or other employee representatives; and the ability of Rockwell Collins and the combined company to retain and hire key personnel. There can be no assurance that the proposed acquisition or any other transaction described above will in fact be consummated in the manner described or at all. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, see the reports of United Technologies and Rockwell Collins on Forms 10-K, 10-Q and 8-K filed with or furnished to the SEC from time to time. These forward-looking statements are made only as of the date hereof and the company assumes no obligation to update any forward-looking statement.

Additional Information

In connection with the proposed transaction, United Technologies will file a registration statement on Form S-4, which will include a document that serves as a prospectus of United Technologies and a proxy statement of Rockwell Collins (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive proxy statement/prospectus will be sent to Rockwell Collins’ shareowners. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from United Technologies or Rockwell Collins. The documents filed by United Technologies with the SEC may be obtained free of charge at United Technologies’ website at www.utc.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from United Technologies by requesting them by mail at UTC Corporate Secretary, 10 Farm Springs Road, Farmington, CT, 06032, by telephone at 1-860-728-7870 or by email at corpsec@corphq.utc.com. The documents filed by Rockwell Collins with the SEC may be obtained free of charge at Rockwell Collins’ website at www.rockwellcollins.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Rockwell Collins by requesting them by mail at Investor Relations, 400 Collins Road NE, Cedar Rapids, Iowa 52498, or by telephone at 1-319-295-7575.

Participants in the Solicitation

United Technologies and Rockwell Collins and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about United Technologies’ directors and executive officers is available in United Technologies’ proxy statement dated March 10, 2017, for its 2017 Annual Meeting of Shareowners. Information about Rockwell Collins’ directors and executive officers is available in Rockwell Collins’ proxy statement dated December 14, 2016, for its 2017 Annual Meeting of Shareowners and in Rockwell Collins’ Forms 8-K dated January 10, 2017 and April 13, 2017. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from United Technologies or Rockwell Collins as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.